May 9, 2007	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR FIRST QUARTER 2007
AND AN INCREASE IN ITS DIVIDEND RATE

Vancouver, British Columbia - Quest Capital Corp. ('Quest' or the 'Company') announces its unaudited interim consolidated financial results for the three months ended March 31, 2007 (a copy of which is attached hereto and is also available on SEDAR at www.sedar.com).

HIGHLIGHTS

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Earnings before income taxes of $9.3 million ($0.06 per share) for the three months ended March 31,  2007, as compared to earnings before income taxes of $8.3 million ($0.07 per share) for the comparative period in 2006;

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Loans arranged during the three months ended March 31, 2007 totaled $49.5 million, of which the Company funded $25.8 million. Interest and related fees from loans increased from $10.8 million during the quarter as compared to $5.8 million for the comparable period in 2006;

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Net realized gains from the sale of marketable securities and investments during the three months ended March 31, 2007 totaled $2.2 million, as compared to $4.7 million realized during the comparative period in 2006.

As a reflection of the continued growth in our business, the Company announces that on May 9, 2007 its Board of Directors approved an increase in its dividend rate from CAD $0.020 per quarter to CAD $0.025 per quarter. The quarterly dividend will be paid on June 26, 2007 to shareholders of record at the close of business on June 15, 2007. Shareholders should refer to the Company’s website for the tax treatment of these dividends.

"The results for the start of 2007 were excellent as our lending business put in another strong quarterly performance,” said Managing Director, A. Murray Sinclair. “Going forward, we remain focused on maintaining the positive growth momentum while providing shareholders with an increasing dividend stream. To accomplish this objective, we recently established our first bank credit facility that will allow us to enhance returns by utilizing leverage as we expand our lending activities with a focus on geographical and product diversification.”

Over the past several months, Chief Operating Officer Kenneth Gordon has enhanced and further developed and expanded an internal structure designed to manage Quest’s real estate lending operations and the expansion of its mortgage lending activities. “With the structure in place, Quest will gradually increase its leverage towards a debt target of 25% of total assets.

The Company is also pleased to announce that Walter Traub, a lawyer specializing in commercial lending matters, and Dale Peniuk, Chartered Accountant, have joined the Board of Directors of the Company.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director or Ken Gordon (Chief Operating Officer) Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needa: erin.needra@canaccordadams.com Robert Findlay: robert.finlay@canaccordadams.com

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

Link to:      Financial Statments
      Management Discussion and Analysis